

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Mr. Martin Schneider
Superfund Office Building
P.O. Box 1479
Grand Anse
St. George's, Grenada
West Indies

> **Re:** **Superfund Gold, L.P.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed October 4, 2010**
> **File No. 000-53764**

Dear Mr. Schneider:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Sonia Gupta Barros
Special Counsel